Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Prospectus Supplement to Prospectus dated July 6, 2011.

$2,750,000,000
The Goldman Sachs Group, Inc.
5.25% Notes due 2021

The Goldman Sachs Group, Inc. will pay interest on the notes at a rate of 5.25% per annum on January 27 and July 27 of each year. The first such payment will be made on January 27, 2012. The notes will mature on the stated maturity date, July 27, 2021. If The Goldman Sachs Group, Inc. becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, The Goldman Sachs Group, Inc. may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes have been registered under the Securities Act of 1933 solely for the purpose of sales in the United States; they have not been and will not be registered for the purpose of any sales outside the United States.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Per Note	Total

Initial price to public	99.946%	$2,748,515,000
Underwriting discount	0.450%	$12,375,000
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	99.496%	$2,736,140,000

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from July 27, 2011 and must be paid by the purchaser if the notes are delivered after July 27, 2011.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on July 27, 2011.

The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale, and unless they inform the purchaser otherwise in the confirmation of sale, this prospectus supplement and accompanying prospectus are being used by them in a market-making transaction.

Goldman, Sachs & Co.

BB&T Capital Markets	BNY Mellon Capital Markets, LLC
Citi	Fifth Third Securities, Inc.
FTN Financial Securities Corp.	KeyBanc Capital Markets
KKR	Morgan Keegan & Company, Inc.
Mizuho Securities USA Inc.	RBC Capital Markets
SunTrust Robinson Humphrey	US Bancorp
Wells Fargo Securities	Drexel Hamilton
Loop Capital Markets, LLC	Ramirez & Co., Inc.
The Williams Capital Group, L.P.

Prospectus Supplement dated July 22, 2011.

Prospectus Supplement

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

SPECIFIC TERMS OF THE NOTES

Please note that throughout this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to “holders” mean The Depository Trust Company (“DTC”) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The notes will be a series of senior debt securities issued under our senior debt indenture dated as of July 16, 2008 between us and The Bank of New York Mellon, as trustee. This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities are described in “Description of Debt Securities We May Offer” in the accompanying prospectus dated July 6, 2011. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Notes

The specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: 5.25% Notes due 2021

•	Issuer of the notes: The Goldman Sachs Group, Inc.

•	Total principal amount being issued: $2,750,000,000

•	Initial price to public: 99.946% of the principal amount

•	Underwriting discount: 0.450% of the principal amount

•	Issue date: July 27, 2011

•	Stated maturity: July 27, 2021

•	Interest rate: 5.25% per annum

•	Date interest starts accruing: July 27, 2011

•	Due dates for interest: Every January 27 and July 27

•	First due date for interest: January 27, 2012

•	Regular record dates for interest: For interest due on an interest payment date, the day immediately prior to the day on which the payment is to be made (as such payment day may be adjusted under the applicable business day convention specified below)

•	Day count convention: 30/360 (ISDA); we will calculate accrued interest on the basis of a 360-day year of twelve 30-day months

•	Denomination: $2,000 and integral multiples of $1,000 thereafter, subject to a minimum denomination of $2,000

•	Business day: New York

•	Business day convention: Following unadjusted

•	Defeasance: The notes are not subject to defeasance or covenant defeasance by us

•	Additional amounts: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors,

however, we will pay additional amounts on those payments, but only to the extent described in the accompanying prospectus under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

•	Tax Redemption: We will have the option to redeem the notes before they mature (at par plus accrued interest) if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described in the accompanying prospectus under “Description of Debt Securities We May Offer — Redemption and Repayment”. For purposes of the seventh paragraph under “Description of Debt Securities We May Offer — Redemption and Repayment”, the specified date (on or after which any such changes that may occur will give rise to our redemption right) is July 22, 2011.

•	No other redemption: We will not be permitted to redeem the notes before their stated maturity, except as described above. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note.

•	Repayment at option of holder: None

•	CUSIP No.: 38141GGQ1

•	ISIN No.: US38141GGQ10

•	FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Information About the Notes

Book-Entry System

We will issue the notes as global notes registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”.

Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. See “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for additional information about indirect ownership of interests in the notes.

Trustee Conflict of Interest

BNY Mellon Capital Markets, LLC, an affiliate of the trustee, is an underwriter for this offering. Therefore, pursuant to the Trust Indenture Act of 1939, if a default occurs with respect to the notes within one year after this offering (or any other offering of our securities in which an affiliate of the trustee participates as an underwriter), the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act. In that event, the trustee may be required to resign as trustee under the senior debt indenture under which the notes are being issued and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days.

United States Federal Income Tax Consequences

Please see the discussion under “United States Taxation” in the accompanying prospectus.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA (or any regulations thereunder) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) and propose to invest in the notes described in this prospectus supplement and accompanying prospectus, you should consult your legal counsel.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent The Goldman Sachs Group, Inc. on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the notes described in this prospectus supplement.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table:

Principal Amount
Underwriters	of Notes

Goldman, Sachs & Co.	$2,337,500,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	27,500,000
BNY Mellon Capital Markets, LLC	27,500,000
Citigroup Global Markets Inc.	27,500,000
Fifth Third Securities, Inc.	27,500,000
FTN Financial Securities Corp.	27,500,000
KeyBanc Capital Markets Inc.	27,500,000
KKR Capital Markets	27,500,000
Morgan Keegan & Company, Inc.	27,500,000
Mizuho Securities USA Inc.	27,500,000
RBC Capital Markets Corporation	27,500,000
SunTrust Robinson Humphrey, Inc.	27,500,000
U.S. Bancorp Investments, Inc.	27,500,000
Wells Fargo Securities, LLC	27,500,000
Drexel Hamilton, LLC	13,750,000
Loop Capital Markets, LLC	13,750,000
Samuel A Ramirez & Company, Inc.	13,750,000
The Williams Capital Group, L.P.	13,750,000

Total	$2,750,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

The following table shows the per note and total underwriting discounts and commissions to be paid to the underwriters by us.

Per $1,000 note	$4.50
Total	$12,375,000

The notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to 0.20% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial price to public of up to 0.15% of the principal amount of the notes. If all the notes are not sold at the initial price to public, the underwriters may change the initial price to public and the other selling terms. The offering of the notes by the underwriters is subject to their receipt and acceptance of the notes and subject to their right to reject any order in whole or in part.

The underwriters intend to offer the notes for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents. This prospectus supplement may be used by the underwriters and other dealers in connection with offers and sales of notes made in the United States, including offers and sales in the United States of notes initially sold outside the United States. The notes have not been, and will not be, registered under the Securities Act of 1933 for the purpose of offers or sales outside the United States.

The notes are a new issue of securities with no established trading market. We have been advised by Goldman, Sachs & Co. and Goldman Sachs International that they intend to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. or Goldman Sachs International nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

Please note that the information about the original issue date, original price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through Financial Industry Regulatory Authority, Inc. member broker-dealers.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State which are the subject of the offering contemplated by this prospectus except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to above shall require The Goldman Sachs Group, Inc. or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The notes are not offered in or from Switzerland on the basis of a public offering and will not be listed on a Swiss Exchange. Accordingly, this prospectus supplement and accompanying prospectus do not constitute a prospectus as defined in art. 1156 of the Swiss Code of Obligations or a listing prospectus as defined in art. 32 of the Listing Rules of the SIX Swiss Exchange. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors. This prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others without our prior written consent. By accepting this prospectus supplement and accompanying prospectus or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $335,000.

The Goldman Sachs Group, Inc. has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Goldman Sachs Group, Inc. or its affiliates, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co., the lead underwriter, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution — Conflicts of Interest” on page 138 of the accompanying prospectus.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of The Goldman Sachs Group, Inc.

$2,750,000,000

The Goldman Sachs Group, Inc.

5.25% Notes due 2021

Goldman, Sachs & Co.
BB&T Capital Markets
BNY Mellon Capital Markets, LLC
Citi
Fifth Third Securities, Inc.
FTN Financial Securities Corp.
KeyBanc Capital Markets
KKR
Morgan Keegan & Company, Inc.
Mizuho Securities USA Inc.
RBC Capital Markets
SunTrust Robinson Humphrey
US Bancorp
Wells Fargo Securities
Drexel Hamilton
Loop Capital Markets, LLC
Ramirez & Co., Inc.
The Williams Capital Group, L.P.